Form 425
Filed by Hicks Acquisition Company I, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Resolute Energy Corporation
Commission File No.: 333-161076
The following are materials presented by Resolute Energy Corporation at an investor conference on August 13, 2009.

Exhibit 99.1

The Oil and Gas Conference Denver , CO. August 2009

Disclaimer Securities Law Information Important Additional Information Regarding the Acquisition will be Filed with the SEC. In connection with the proposed transaction (the "Acquisition") whereby stockholders of Hicks Acquisition Company I, Inc. (the "Company") would acquire a majority of the outstanding shares of capital stock of Resolute Energy Corporation ("REN"), the Company and REN have filed the preliminary proxy statement/prospectus, which is included as part of the preliminary Registration Statement on Form S-4 (File No. 333-161076) of REN (the "Registration Statement"). The Company and REN may file other relevant documents concerning the Acquisition, including any amendments to the Registration Statement that may be filed by REN. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS INCLUDED AS PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE ACQUISITION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and the other documents free of charge at the website maintained by the SEC at www.sec.gov. Participants in Solicitation: The Company, REN and their respective directors and officers may be deemed participants in the solicitation of proxies to the Company's stockholders with respect to the Acquisition. A list of the names of those directors and officers and a description of their interests in the Acquisition is contained in the preliminary proxy statement/prospectus regarding the Acquisition, which is included as part of the preliminary Registration Statement. The Company's stockholders may obtain additional information about the interests of the directors and officers of the Company in the Acquisition by reading any other materials to be filed with the SEC regarding the Acquisition when such information becomes available. Safe Harbor Statement This presentation has been prepared exclusively for the purpose of providing summary information about Resolute and its business to HACI stockholders pending the distribution of the definitive proxy statement. It does not constitute a solicitation for or an offer by or, on behalf of HACI or Resolute or, of any securities or investment advisory services. This presentation includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "poised", "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this presentation include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: uncertainties as to the timing of the transaction, approval of the transaction by HACI's stockholders; the satisfaction of other closing conditions to the transaction, including the receipt of any required regulatory approvals; the approval of the charter amendment by HACI's stockholders and the warrant amendment by HACI's warrantholders; costs related to the transaction; the volatility of oil and gas prices; discovery, estimation, development and replacement of oil and gas reserves; the future cash flow, liquidity and financial position of Resolute; the success of the business and financial strategy, hedging strategies and plans of Resolute; the amount, nature and timing of capital expenditures of Resolute, including future development costs; availability and terms of capital; the effectiveness of Resolute's CO2 flood program; the timing and amount of future production of oil and gas; availability of drilling and production equipment; operating costs and other expenses of Resolute; the success of prospect development and property acquisition of Resolute; the success of Resolute in marketing oil and gas; competition in the oil and gas industry; Resolute's relationship with the Navajo Nation and Navajo Nation Oil and Gas, as well as the timing of when certain purchase rights held by Navajo Nation Oil and Gas become exercisable; the impact of weather and the occurrence of disasters, such as fires, floods and other events and natural disasters; government regulation of the oil and gas industry; developments in oil-producing and gas-producing countries; the success of strategic plans, expectations and objectives for future operations of Resolute. Actual results may differ materially from those contained in the forward-looking statements in this press release. HACI and Resolute undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement. Non-GAAP Financials The financial information and data contained in this presentation is unaudited and does not conform to the SEC's Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, HACI's proxy / registration statement to solicit stockholder approval for the proposed acquisition of Resolute. This presentation includes certain estimated financial information and forecasts presented as pro forma financial measures that are not derived in accordance with generally accepted accounting principles ("GAAP"), and which may be deemed to be non-GAAP financial measures within the meaning of Regulation G promulgated by the SEC. HACI and Resolute believe that the presentation of these non-GAAP financial measures serve to enhance the understanding of the financial performance of Resolute and the proposed acquisition. However, these non-GAAP financial measures should be considered in addition to, and not as substitutes for or superior to, financial measures of financial performance prepared in accordance with GAAP. Our pro forma financial measures may not be comparable to similarly titled pro forma measures reported by other companies.

Investment Themes Resolute is a fast-growing, oil-weighted exploration and production company focused on domestic onshore properties Founded in 2004 by the founder of HS Resources and other key senior managers; Resolute has an experienced management team with track record growing both public and private companies Attractive asset base Long-lived, stable oil production Significant organic upside Strong post-transaction balance sheet gives Resolute financial strength to continue organic growth and to fund acquisitions Attractive valuation - $11.80 per Boe / 6.5x 2010 EBITDA Current Resolute shareholders contributing 100% of ownership interests Continued support from Blue Chip sponsors

Proven Management Team Experienced, cohesive management team Long history of working together to build HS Resources as a public company HS Resources IPO in 1992 at $14.00 per share ($155 million firm value) Sold to Kerr-McGee in 2001 for $66.11 per share ($1.8 billion firm value) HS team completed many acquisitions and multiple public debt and equity financings 19.6% IRR, 354% ROI HS Resources' strategy focused on acquiring legacy property from majors, using core competencies to enhance reserves, production and cash flow Management has implemented similar strategy at Resolute Acquired legacy properties from Chevron and ExxonMobil Substantial capital spent to rejuvenate properties Inventory of development projects positions Resolute for growth

Resolute

Asset Overview


Mowry Shale/Frontier
Big Horn Basin
~69,000 Net Acres
Hilight Field
Powder River Basin
Aneth Field
Paradox Basin
Black Warrior Basin
~41,500 Net Acres

- Proved reserves: 49.3 MMBoe
- Q1 2009 production: 7,626 Boe per day
- Proved R/P: 18 years - PD R/P: 11 years
- Long lived oil weighted production with low maintenance capital
- Significant organic growth thru expansion of existing tertiary production
- Well positioned to take advantage of Wyoming's emerging horizontal Niobrara and Mowry plays

Proved reserves (1)


Wyoming
11%
Aneth
89%


Gas
6%
NGL
3%
Oil
91%


PUD
36%
PDP
35%
PDNP
29%

(1) Reserves have been prepared by Resolute with an effective date of December 31, 2008, in accordance with definitions and guidelines promulgated by the SEC, and audited by Netherland, Sewell & Associates, Inc. Prices and costs that were in effect as of December 31, 2008, were utilized and held constant for the life of the reserves.

5

Resolute - Historical Performance Oil Weighted Volume Growth: Expanding Margins: 10% Annual Growth 2006-08

Property Overview

Resolute

Resolute Aneth Field Properties


40S 24E
40S 25E
41S 24E
41S 25E
Location Map
Utah

- Discovered in 1956
- Acquired from Chevron (2004) and ExxonMobil (2006)
- Resolute operated
- 1.5 billion Bbl original oil in place; light, sweet crude
- 43,000 acres
- Significant secondary and tertiary opportunities
- Since acquisition $143 million invested to revitalize field, including CO_2 flood and 3D seismic survey

Reserves by product


Gas
0%
NGL
1%
Oil
99%

Reserves by category


PDP
32%
PUD
40%
PDNP
28%

- Proved reserves: 43.9 MMBoe
- Q1 2009 production: 5,394 Boe per day
- PDNP includes tertiary expansion projects which have been completed and are awaiting production response

(1) Reserves have been prepared by Resolute with an effective date of December 31, 2008, in accordance with definitions and guidelines promulgated by the SEC, and audited by Netherland, Sewell & Associates, Inc. Prices and costs that were in effect as of December 31, 2008, were utilized and held constant for the life of the reserves.

8

Stabilized Production Base Since Acquisition Aneth Field - Average daily gross oil production Invested gross capital of $143 million (excluding CO2 acquisition) to revitalize Aneth Field Arrested the long term natural field decline; positions company to take advantage of opportunities to grow production significantly Identified, engineered and commenced a field wide tertiary recovery project April 2006 ExxonMobil Acquisition November 2004 Chevron Acquisition

Existing and New CO2 Flood Projects Aneth Phase 4 Construction starts Aug-10 CO2 injection starts May-11 Fully implemented Jun-13 Aneth Phases 1, 2, 3 All construction capital has been invested First injection Jul 2007 Oil response Jul 2008 Ratherford Phase 1 Construction starts Sep 2013 CO2 injection starts Apr 2014 Fully implemented Mar 2017 McElmo Creek DC IIC First pattern online Aug 2010 Final pattern online Jan 2021 Aneth Unit Pilot CO2 Flooded since 1998 McElmo Creek Unit CO2 Flooded since 1985

McElmo Creek Unit - Historical Performance Incremental CO2 production

CO2 Projects - Costs and Rates of Return

Significant Organic Upside Resolute Aneth net production and capital expenditure forecast CAGR: 16.3% Production from proved developed reserves essentially flat over next five years Minimal capital needed - $38.9 million Two-thirds of that capital is purchase of CO2 Significant production growth opportunity from existing proved undeveloped reserves

Upside From Improved Recovery Incremental 1% recovery results in 16% increase to Resolute proved reserves (8.1 MMBbl net) Successful 25 year CO2 flood project in McElmo Creek Unit suggests that further CO2 flood expansion will result in significant improvement in recovery throughout Aneth Field Aneth Field is highly-mapped and characterized by strong well control Large enhanced oil recovery opportunity an "option on technology" Long-lived reserves an "option on price"

Resolute

Overview of Resolute CO_2 Operations

Close to largest US CO_2 source


Coal Gasification
North Dakota
Labarge
Wyoming
Utah
Colorado
McElmo Dome
Sheep Mountain
California
Arizona
Oklahoma
Bravo Dome
Ammonia Plant
St. John Dome
New Mexico
Mississippi
Jackson Dome
Texas
Louisiana
Gas Plants
Natural Source
Industrial Source
Pipelines
Greater Aneth Field

CO_2 flood process diagram


Separator
Oil Sales
CO_2 Source
$CO_2 + H_2O$ Injector
OIL RESERVOIR

- Proven technology
  - Miscible CO_2 flood first successfully implemented in 1972 by Chevron
  - 105 active miscible CO_2 floods in the US, producing ~250 MBbl per day; additional projects in planning stages
- Proven response in McElmo Creek Unit; initial stage response in Aneth Unit
- Size of original oil in place in Aneth Field represents large target for CO_2 flood exploitation
- Long-term CO_2 supply contracts in place

15

Total net reserves: 5.4 MMBoe Q1 2009 production: 2,232 Boe per day PDNP reserves include refrac and return-to- production projects Wyoming - Hilight Field Acquired Hilight Field in July 2008 Substantially all conventional production including oil, gas and NGL; minimal CBM Acquisition rationale Product and geographic diversification Added balance sheet strength through significant equity issuance Reserves by product Reserves by category (1) Reserves have been prepared by Resolute with an effective date of December 31, 2008, in accordance with definitions and guidelines promulgated by the SEC, and audited by Netherland, Sewell & Associates, Inc. Prices and costs that were in effect as of December 31, 2008, were utilized and held constant for the life of the reserves.

Resolute

Wyoming - Hilight Field Growth Opportunities

- Muddy 'B' horizontal drilling
  - Prior operator drilled three horizontal wells; results pending
- Niobrara / Turner sandstones
  - 820 MBbl and 397 MMcf produced from 10 wells in Hilight Field
- Mowry shale
  - Hydrocarbon source rock for the Muddy Formation
  - Several wells in field noted fractures and oil shows
  - Four recently drilled wells; results pending
  - Six recently permitted Mowry tests nearby
- Minnelusa sandstone
  - Has produced in close proximity to Hilight Field
  - Needs 3D-seismic for effective target identification
- Enhanced oil recovery (CO_2 flood)
  - Anadarko is currently injecting 215 MMcf per day of CO_2 into Salt Creek Field 60 miles from Hilight Field
  - Hilight Field OOIP ~275 MMBO


Termo
Orion
EOG
Baytex
Resolute Acreage
Niobrara Producer
Mowry Producer
Minnelusa Producer
New Mowry horizontal
New Mowry vertical
New Mowry location

17

Big Horn Basin ~69,000 net acres Mowry Shale - emerging play Play attributes Major regional source rock Oil prone 300-500 feet thick Naturally fractured AMI with industry partner Mowry activity Big Horn Basin, WY (Bayless, Teton, Cirque, Windsor) Crazy Mountain Basin, MT (Devon, Barrett, Noble) Powder River Basin, WY (EOG, Baytex, Orion) Rawlins Uplift, WY (Rose) AMI

Black Warrior Basin ~41,000 net acres Chattanooga Shale - emerging play CBM - established play Drilled and tested a vertical well Participation Agreement with industry partner Acreage earned by reentering well for horizontal lateral or by drilling new vertical CBM position earned by drilling 5-well pilot APPALACHIAN THRUST QUACHITA THRUST MISSISSIPPI ALABAMA Tuscaloosa 2-43-2402

Transaction Summary

Transaction Overview Transaction Resolute Holdings to go public through a business combination with Hicks Acquisition Company I, Inc. (AMEX: TOH) Company will be renamed Resolute Energy Corporation Resolute will apply for listing on the NYSE Transaction value of $582 million Note: Assumes 30.0% shareholder redemption. (1) Based on estimated 8/31/2009 net debt pre-close of $415 million. (2) Assumes 50% of public warrants are purchased and retired for $0.55 each using cash held in trust. (3) Based on $9.78 share price, which represents cash held in trust per share as of 3/31/2009. Consideration Resolute will receive up to $346 million in cash; will be used to delever balance sheet $69 million net debt at close (1) (2) Resolute management and Natural Gas Partners to retain approximately 18% of common shares Earnout shares plus warrants provide significant shareholder-aligned incentive Management and Board Management team led by Nick Sutton, Chairman and CEO, has worked together extensively in senior leadership roles building public and private oil and gas companies Board will be comprised of independent directors and representatives of NGP, Resolute and HACI Expected Closing September 2009

Transaction Valuation and Ownership ($ in millions, except per share data) Pro forma equity ownership (1) Note: Assumes shareholder redemption of 30.0%. Assumes HACI purchases and retires 50% of public warrants at $0.55 per warrant with cash held in trust. Assumes founder cancels two-thirds of promote shares. Assumes founder does not make a $20 million co-investment at transaction close. The strike price for founder's and sponsor warrants is reset from $7.50 to $13.00. Excludes 3.25 million earnout shares issued in connection with the transaction. Based on management guidance for 2010E EBITDA of $89.0 million. Reserves figures and ratios reflect 12/31/2008 SEC reserves of 49.3 MMBoe, and Q1 2009 average production 7,626 Boe per day. 3) Based on actual cash held in trust as of March 31, 2009, net of assumed redemptions of 30%. Pro forma valuation Sources Uses

Financial Overview

Summary Financials

Margins/Cost Structure ($/Boe)

Hedge Portfolio Crude oil hedges Gas swaps Significant portion of forecast oil production hedged through 2013 76% of second half of 2009 hedged at $65.30 per Bbl 66% of 2010 hedged at $69.19 per Bbl 2010 prices assumes Resolute unwinds a legacy hedge position prior to closing Legacy trade from Resolute's original Chevron acquisition in 2004 Gas production hedged at prices significantly above current market 78% of second half production hedged at CIG price of $5.99 per MMBtu 64% of 2010 production hedged at NYMEX price of $9.69 per MMBtu Gas collars

2009 - 2010 Estimates